# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCWorx Corp., CIK 0001674227
CUSIP: 78396V406
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 35 Village Road, Suite 100, Middleton, Massachusetts (MA), 01949
Date of event which requires filing of this statement: 09/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001687470

## Reporting persons
- Matthew Pinz: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 54,450; sole dispositive power 0; shared dispositive power 54,450; aggregate amount beneficially owned 54,450 (9.9% of the class)
  Comment: Includes 4,450 shares of Issuer common stock, par value $0.001 per share ("Common Stock"), underlying a like number of common stock purchase warrants (the "Warrants") held by the Reporting Person. Does not include a maximum of 45,550 shares of Common Stock, underlying a like number of Warrants held by the Reporting Person. The Warrants are subject to a beneficial ownership limitation that prohibits the holder from exercising the Warrants to the extent that, after giving effect to such exercise, the holder, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 9.99% of the number of shares of Issuer common stock outstanding immediately after giving effect to such exercise. As a result, the Reporting Person does not have the right to acquire, within 60 days, more than 4,450 shares of Issuer common stock underlying the Warrants, and such 45,550 shares are therefore excluded from the amounts reported in Rows 6, 8, 9 and 11. Does not include an additional 445,944 shares of Common Stock upon the exercise of Issuer warrants that are subject to a 4.99% beneficial ownership limitation.
- Pinz Capital Special Opportunities Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 54,450; sole dispositive power 0; shared dispositive power 54,450; aggregate amount beneficially owned 54,450 (9.9% of the class)
  Comment: Includes 4,450 shares of Issuer common stock, par value $0.001 per share ("Common Stock"), underlying a like number of common stock purchase warrants (the "Warrants") held by the Reporting Person. Does not include a maximum of 45,550 shares of Common Stock, underlying a like number of Warrants held by the Reporting Person. The Warrants are subject to a beneficial ownership limitation that prohibits the holder from exercising the Warrants to the extent that, after giving effect to such exercise, the holder, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 9.99% of the number of shares of Issuer common stock outstanding immediately after giving effect to such exercise. As a result, the Reporting Person does not have the right to acquire, within 60 days, more than 4,450 shares of Issuer common stock underlying the Warrants, and such 45,550 shares are therefore excluded from the amounts reported in Rows 6, 8, 9 and 11. Does not include an additional 445,944 shares of Common Stock upon the exercise of Issuer warrants that are subject to a 4.99% beneficial ownership limitation.
- Pinz Capital Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 54,450; sole dispositive power 0; shared dispositive power 54,450; aggregate amount beneficially owned 54,450 (9.9% of the class)
  Comment: Includes 4,450 shares of Issuer common stock, par value $0.001 per share ("Common Stock"), underlying a like number of common stock purchase warrants (the "Warrants") held by the Reporting Person. Does not include a maximum of 45,550 shares of Common Stock, underlying a like number of Warrants held by the Reporting Person. The Warrants are subject to a beneficial ownership limitation that prohibits the holder from exercising the Warrants to the extent that, after giving effect to such exercise, the holder, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 9.99% of the number of shares of Issuer common stock outstanding immediately after giving effect to such exercise. As a result, the Reporting Person does not have the right to acquire, within 60 days, more than 4,450 shares of Issuer common stock underlying the Warrants, and such 45,550 shares are therefore excluded from the amounts reported in Rows 6, 8, 9 and 11. Does not include an additional 445,944 shares of Common Stock upon the exercise of Issuer warrants that are subject to a 4.99% beneficial ownership limitation.

## Item 1. Issuer
Name of issuer: SCWorx Corp.
Address of issuer's principal executive offices: 35 Village Road, Suite 100, Middleton, Massachusetts 01949

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Matthew Pinz, an individual, (ii) Pinz Capital Special Opportunities Fund LP, a Cayman Islands limited partnership ("Pinz Capital"), and (iii) Pinz Capital Management, LP, a Delaware limited partnership ("Pinz Management" and together with Mr. Pinz and Pinz Capital, the "Reporting Persons").
Address of principal business office or, if none, residence: The address for Pinz Capital Special Opportunities Fund LP is 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. The address for Mr. Pinz and Pinz Management is 43B Glen Cove Road, Greenvale, NY 11548.
Citizenship: Citizenship: Mr. Pinz is a citizen of the United States of America. Pinz Capital is a Cayman Islands limited partnership. Pinz Management is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: As of the close of business on September 16, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of (i) 50,000 shares of Common Stock held by Pinz Capital, and (ii) 4,450 shares of Common Stock underlying a like number of common stock purchase warrants (the "Warrants") held by Pinz Capital, and all such shares of Common Stock represent beneficial ownership of approximately 9.9% of the Common Stock, based on 550,000 shares of Common Stock outstanding following September 16, 2026, as reported to the Reporting Persons by the Issuer. The foregoing excludes 45,550 shares of Common Stock issuable upon exercise of the Warrants because the Warrants contain a blocker provision under which the holder thereof does not have the right to exercise the Warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 100,000 shares of Common Stock. Such amounts exclude an additional 445,944 shares of Common Stock upon the exercise of Issuer warrants that are subject to a 4.99% beneficial ownership limitation.
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 54,450
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 54,450

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Matthew Pinz: /s/ Matthew Pinz, Matthew Pinz (11/04/2026)
- Pinz Capital Special Opportunities Fund LP: /s/ Matthew Pinz, Matthew Pinz, Managing Member of GP (11/04/2026)
- Pinz Capital Management, LP: /s/ Matthew Pinz, Pinz Holding, LLC, its general partner, Matthew Pinz, Managing Member (11/04/2026)